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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 2

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 DEFIANCE, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           DN ACQUISITION CORPORATION
                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

                        THE GENERAL CHEMICAL GROUP INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  244662-10-2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                           TODD M. DUCHENE, SECRETARY
                           DN ACQUISITION CORPORATION
                                  LIBERTY LANE
                          HAMPTON, NEW HAMPSHIRE 03842
                                 (603) 926-5911
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    COPY TO:
                               RALPH ARDITI, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 909-6000
                            ------------------------



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   CUSIP NO. 244662-10-2

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
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  1.       NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           NEW HAMPSHIRE OAK, INC.
           I.R.S. IDENTIFICATION NO. 02-0415400
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  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (A) [ ]
           (B) [ ]
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  3.       SEC USE ONLY
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  4.       SOURCES OF FUNDS (SEE INSTRUCTIONS)
           AF, BK
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  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)
           [ ]
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  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
---------------------------------------------------------------------------

  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,651,767  SHARES

---------------------------------------------------------------------------
  8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
---------------------------------------------------------------------------

  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           94.1%

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  10.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
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




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
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  1.       NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           DN ACQUISITION CORPORATION
           I.R.S. IDENTIFICATION NO. None.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (A) [ ]
           (B) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCES OF FUNDS (SEE INSTRUCTIONS)
           AF, BK
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
---------------------------------------------------------------------------

  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,651,767 SHARES

---------------------------------------------------------------------------
  8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
---------------------------------------------------------------------------

  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           94.1%

---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
---------------------------------------------------------------------------




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
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  1.       NAME OF REPORTING PERSON:
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           THE GENERAL CHEMICAL GROUP INC.
           I.R.S. IDENTIFICATION NO. 02-0423437
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (A) [ ]
           (B) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCES OF FUNDS (SEE INSTRUCTIONS)
           BK
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(E) OR 2(F)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
---------------------------------------------------------------------------

  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,651,767 SHARES

---------------------------------------------------------------------------
  8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
---------------------------------------------------------------------------

  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           94.1%

---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
---------------------------------------------------------------------------




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        This Amendment No. 2 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by DN Acquisition Corporation, New Hampshire Oak, Inc. and The General Chemical Group Inc. ("General Chemical Group") on January 13, 1999, with respect to shares of common stock, par value $0.05 per share (the "Shares"), of Defiance, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Item 6 of this Statement is hereby amended and supplemented as follows:

        The Offer expired at 12:00 midnight, New York, City time, on Thursday, February 11, 1999 (the "Expiration Time"). According to the Depositary, based on a preliminary count, there were validly tendered and not properly withdrawn approximately 5,651,767 Shares (including 17,678 Shares tendered by means of a Notice of Guaranteed Delivery) as of the Expiration Time, representing approximately 94.1% of the Shares currently outstanding. The Purchaser accepted for payment all Shares validly tendered in accordance with the Offer.

        On February 12, 1999, General Chemical Group issued a press release, a copy of which is attached hereto as Exhibit 11(a)(9) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereafter:

        (a)(9) Press release issued by General Chemical Group on February 12, 1999.






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                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                        DN ACQUISITION CORPORATION


                                        By: /s/ MICHAEL R. HERMAN

                                        --------------------------------------
                                            Name: Michael R. Herman
                                            Title: Vice President and Treasurer

                                        NEW HAMPSHIRE OAK, INC.

                                        By: /s/ RALPH M. PASSINO

                                        --------------------------------------
                                            Name: Ralph M. Passino
                                            Title: Vice President and Assistant
                                                    Treasurer

                                        THE GENERAL CHEMICAL GROUP INC.

                                        By: /s/ RALPH M. PASSINO

                                        --------------------------------------
                                            Name: Ralph M. Passino
                                            Title: Vice President and Chief
                                                    Financial Officer


Date: February 12, 1999



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                                 EXHIBIT INDEX

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
EXHIBIT                                                                  PAGE
  NO.                              DESCRIPTION                            NO.
-------                            -----------                           ----

11(a)(1)*  Offer to Purchase dated January 13, 1999....................
11(a)(2)*  Letter of Transmittal.......................................
11(a)(3)*  Notice of Guaranteed Delivery...............................
11(a)(4)*  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees......................................
11(a)(5)*  Letter to clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.........................
11(a)(6)*  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9...............................
11(a)(7)*  Summary Advertisement as published on January 13, 1999......
11(a)(8)*  Joint Press Release issued by General Chemical Group and the
           Company on January 8, 1999..................................
11(a)(9)   Press release issued by General Chemical Group on
           February 12, 1999...........................................
11(b)(1)*  Credit Agreement, dated as of June 15, 1998, by and among
           General Chemical Group, Bank of America National Trust and Savings Association, The Bank of Nova Scotia, The Chase Manhattan Bank and the several lenders from time to time parties thereto.............................................
11(c)(1)*  Agreement and Plan of Merger, dated as of January 7, 1999, among Parent, the Purchaser and the Company.................
11(c)(2)*  Stockholders Agreement, dated as of January 7, 1999, among
           Parent, the Purchaser and the stockholders listed on
           Schedule A thereto..........................................
11(c)(3)*  Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Jerry A. Cooper..................
11(c)(4)*  Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Michael J. Meier.................
11(c)(5)*  Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Clifford Schumacher..............
11(c)(6)*  Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Michael Madden...................
11(c)(7)*  Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Benjamin Scherschel..............
11(c)(8)*  Letter Agreement, dated January 7, 1999, among the
           Purchaser, the Company and Fred Burke.......................

----------------
* As Previously filed


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